Exhibit 99.1

AMARIN REPORTS FIRST QUARTER 2006 RESULTS

Conference Call to Begin at 8.30 am Eastern Time on May 11, 2006

LONDON, United Kingdom, May 11, 2006- Amarin Corporation plc (NASDAQ: AMRN) today reported financial results for the quarter ended March 31, 2006.

For the quarter ended March 31, 2006, Amarin reported a net loss of $6.4 million, or $0.08 per share, compared with a net loss of $3.7 million, or $0.10 per share, in the quarter ended March 31, 2005. The increase in net loss for the quarter primarily reflects Amarin’s substantial investment in research and development, particularly in the two ongoing phase III trials with Miraxion in Huntington’s disease.

Rick Stewart, chief executive officer of Amarin, commented, “We entered 2006 on a strong note and continued to build on that momentum throughout the quarter with achievement in several key areas. We successfully advanced our phase III trials of Miraxion, reported and presented pre-clinical data showing Miraxion’s neuroprotective effects, further elucidated Miraxion’s mechanism of action in a number of important indications, added a seasoned pharma executive to our board of directors and further strengthened our balance sheet.”

“We continue to concentrate our efforts on successfully completing our phase III trials of Miraxion in Huntington’s disease, and building our franchise in CNS disorders by advancing our development pipeline in depression, Parkinson’s and other neurodegenerative diseases as well as through the in-licensing of synergistic product candidates within this disease focus.”

KEY HIGHLIGHTS

•
Progress of Phase III trials of Miraxion in Huntington’s disease - two ongoing phase III trials are on schedule and estimated to be fully enrolled in the US by mid-year and in the EU by late summer. Miraxion for Huntington’s disease is being developed under a Special Protocol Assessment agreed with the US Food and Drug Administration (“FDA”), has been granted fast track designation by the FDA and has received orphan drug designation in the US and Europe.

•
Presentation of promising preclinical data at AAN - Professor Cai Song, M.D., Ph.D presented two posters on data from two pre-clinical studies of Miraxion at the 58th Annual American Academy of Neurology Conference (“AAN”) held in San Diego on April 1 - 8, 2006. Professor Song is Associate Professor in the Department of Biomedical Science, University of Prince Edward Island, Canada. The studies demonstrated that Miraxion improved learning and memory, had multiple neuroprotective effects and improved cell viability, thereby slowing neuronal apoptosis (cell death) which is often associated with a number of neurodegenerative disorders such as Alzheimer’s, Parkinson’s and Huntington’s diseases.

•
Mechanism of Action for Miraxion in depression - an investigation conducted by Professor MV Bermejo, Department of Pharmaceutics, University of Valencia, Spain reported that pre-clinical data demonstrated that Miraxion may improve stress hormone (such as cortisol) transport through the blood brain barrier.

•
Board Appointment - Dr. John Climax was appointed to Amarin’s board as non-executive director. Dr. Climax is a founder and executive chairman of ICON plc and has over 25 years of experience in the pharmaceutical industry.

•
Financing Activities - $6.3 million was raised in the first quarter through the sale of approximately 3.2 million ordinary shares in aggregate and warrants to purchase approximately 0.3 million ordinary shares.

FINANCIAL RESULTS

Three months ended March 31, 2006

For the quarter ended March 31, 2006, the operating loss was $6.8 million, compared with an operating loss of $3.5 million for the same period in 2005.

Research and development costs of $2.9 million reflect staff costs, third party research contract costs, preclinical study costs, clinical supplies and the costs of conducting the two ongoing phase III trials with Miraxion in Huntington’s disease (“HD”). The increase of $1.9 million from the first quarter of 2005 is primarily due to the costs of these trials which commenced in mid-2005.

Selling, general and administrative costs of $2.8 million primarily represent Amarin’s general corporate overhead, the company’s substantial investment in intellectual property and the business and corporate development costs of pursuing our growth strategy, including the costs of evaluating potential in-licensing and acquisition opportunities. In addition, group restructuring costs of $0.5 million were incurred during the quarter.

The restructuring activity primarily represents the relocation of Amarin’s UK functions from Stirling, Scotland and Curzon Street, London to Oxford, England. The benefits of the restructuring are expected to be a significant improvement in operating effectiveness and cost savings. Excluding these restructuring costs, the $0.7 million increase in selling, general and administrative costs from the first quarter of 2005 was primarily due to increased professional fees, including the costs associated with preparing for the implementation of Sarbanes-Oxley.

Effective January 1, 2006, Amarin adopted Financial Reporting Standard 20 (FRS 20) regarding the expensing of share-based compensation. The non-cash charge for the quarter ended March 31, 2006 was $0.3 million compared to $0.3 million for the same period in 2005. Previously reported results prior to fiscal 2006 did not include share-based compensation expense.

Cash Position and Recent Financing Activity

At March 31, 2006, Amarin had cash of $33.3 million compared to $6.0 million at March 31, 2005. The increase in cash balances is primarily due to the proceeds raised of $44.2 million and $6.3 million from financing activities in 2005, and the first quarter of 2006, respectively; a license fee received in January 2006 from Multicell Inc. for Amarin’s phase II multiple sclerosis development program; less operating cash outflows during the period. In the last 12 months, directors and officers of Amarin have invested approximately $9.3 million in Amarin.

On January 23, 2006, Amarin completed the sale of approximately 0.8 million shares and warrants to purchase approximately 0.3 million ordinary shares raising approximately $2.1 million with Dr. Tony Ryan, a director of Ryanair Holdings and a founder and former chairman of GPA Group plc. Dr. Ryan also served as executive chairman of GE Capital Aviation Services, Limited.

On March 31, 2006, Amarin completed the sale of approximately 2.4 million ordinary shares to institutional and other accredited investors, including certain directors and officers of Amarin, raising approximately $4.2 million. This offering was completed pursuant to certain pre-existing contractual commitments of Amarin to investors that participated in a previously completed financing in May 2005.

Amarin has no debt and forecasts having sufficient cash to fund operations into the fourth quarter of 2007 and, with potential revenue from partnering activities, possibly beyond.

CONFERENCE CALL

Amarin management will host a conference call to discuss these results at 8.30 am Eastern Time/1.30 pm British Summer Time, on Thursday May 11th, 2006. To participate in the call, please dial (800) 968 7995 (toll free) in the US or +1 (706) 679 8403 (toll) elsewhere. Conference ID 9087690. A telephone replay will be available shortly after the conference call on the link on the company’s website www.amarincorp.com or by dialing (800) 642 1687 (tollfree) in the US or +1 (706) 645 9291 (toll) elsewhere, and entering the access code 9087690. In addition, the call will also be webcast live and a link will be on the company's website at www.amarincorp.com. Information on the company’s website is not part of this press release.

About Amarin
Amarin is a neuroscience company focused on the research, development and commercialization of novel drugs for the treatment of central nervous system disorders.  Amarin has a late-stage drug development pipeline.  Miraxion, Amarin’s lead development compound, is in phase III development for Huntington’s disease, phase II development for depressive disorders and preclinical development for Parkinson’s disease.  Miraxion for Huntington’s disease is being developed under a Special Protocol Assessment agreed with the US Food and Drug Administration (“FDA”), has been granted fast track designation by the FDA and has received orphan drug designation in the US and Europe.  Amarin seeks to directly commercialize its neurology products (e.g., Miraxion for Huntington’s disease) in the US and out-license or partner its product rights in markets outside the US and for indications outside neurology (e.g., depression).  Amarin seeks to acquire and in-license neurology products that it can develop and market directly itself in the US.

Contacts:

Amarin Corporation plc	+44 (0) 207 907 2442
Rick Stewart	Chief Executive Officer
Alan Cooke	Chief Financial Officer
investor.relations@amarincorp.com

Investors:
Lippert/Heilshorn & Associates, Inc.	+1 212 838 3777
Kim Golodetz (kgolodetz@lhai.com)
Anne Marie Fields (afields@lhai.com)

Media:
Powerscourt	+44 (0) 207 236 5615
Rory Godson/Victoria Brough

For press releases and other corporate information, visit our website at http://www.amarincorp.com. Information on our website is not part of this press release.

Disclosure Notice:

The information contained in this document is as of May 11, 2006. Amarin assumes no obligation to update any forward-looking statements contained in this document as a result of new information or future events or developments. This document contains forward-looking statements about Amarin's financial condition, results of operations, business prospects and products in research that involve substantial risks and uncertainties. You can identify these statements by the fact that they use words such as "will", "anticipate", "estimate", "project", ”forecast”, "intend", "plan", "believe" and other words and terms of similar meaning in connection with any discussion of future operating or financial performance or events. Among the factors that could cause actual results to differ materially from those described or projected herein are the following: the success of Amarin's research and development activities, including the phase III trials with Miraxion in Huntington’s disease; decisions by regulatory authorities regarding whether and when to approve Amarin's drug applications, as well as their decisions regarding labeling and other matters that could affect the commercial potential of Amarin's products; the speed with which regulatory authorizations, pricing approvals and product launches may be achieved; the success with which developed products may be commercialized; competitive developments affecting Amarin's products under development; the effect of possible domestic and foreign legislation or regulatory action affecting, among other things, pharmaceutical pricing and reimbursement, including under Medicaid and Medicare in the United States, and involuntary approval of prescription medicines for over-the-counter use; Amarin's ability to protect its patents and other intellectual property; claims and concerns that may arise regarding the safety or efficacy of Amarin's product candidates; governmental laws and regulations affecting Amarin's operations, including those affecting taxation; Amarin's ability to maintain sufficient cash and other liquid resources to meet its operating requirements; general changes in U.K. and U.S. generally accepted accounting principles; growth in costs and expenses; and the impact of acquisitions, divestitures and other unusual items, including Amarin's ability to integrate its acquisition of Amarin Neuroscience Limited. A further list and description of these risks, uncertainties and other matters can be found in Amarin's Annual Report on Form 20-F for the fiscal year ended December 31, 2005, and in its Reports of Foreign Issuer on Form 6-K furnished to the SEC.

Amarin Corporation plc
Period Ended 31 March 2006 Selected Data (UK GAAP - UNAUDITED)

	Three months ended March 31
	2006	2005
		as restated*

	$’000	$’000

Revenue	-	-

Gross profit	-	-

Operating expenses:
Research and development	2,898	977
Selling, general & administrative	2,830	2,135
Amortisation of intangible assets	169	169
Group restructuring	531	-
Share-based compensation (non-cash)	349	259
Operating expenses	6,777	3,540

Total research & development	2,898	977
Total selling, general & administrative	3,530	2,304
Share-based compensation (non-cash)	349	259
Total operating expenses	6,777	3,540

Operating loss on ordinary activities before interest	(6,777)	(3,540)

Net interest receivable/(payable) and similar credits/(charges)	33	(233)
Loss before taxes	(6,744)	(3,773)

Income tax credit	390	116
Net loss for the period	(6,354)	(3,657)

Weighted average shares - basic ('000)	78,307	37,513

Loss per share:
Basic	(0.08)	(0.10)
Diluted	(0.08)	(0.10)

* See note 5 over page

Amarin Corporation plc
Period Ended 31 March 2006 Selected Data (UK GAAP - UNAUDITED)

	As at March 31
	2006	2005
	$’000	$’000
1. Selected Balance Sheet Data

Fixed assets
Tangible	211	420
Intangible	9,459	10,133
	9,670	10,553
Current assets
Debtors	3,031	2,364
Cash	33,275	5,996
	36,306	8,360

Creditors - due within one year	(6,409)	(4,587)

Net current assets	29,897	3,773

Creditors - due after one year	(148)	-
Provisions for liabilities and charges	(142)	(715)
Net assets	39,277	13,611

Called up share capital	7,108	3,219
Reserves	32,169	10,392

Shareholders' funds	39,277	13,611

Amarin Corporation plc
Period Ended 31 March 2006 Selected Data (UK GAAP - UNAUDITED)

	Three months ended March 31
	2006	2005
		As restated
2. EBITDA before company restructuring & share-based compensation	$’000	$’000
Operating loss for period	(6,777)	(3,540)
Company restructuring	531	-
Share-based compensation (non-cash)	349	259
Amortization	169	169
Depreciation	39	32
EBITDA before company restructuring & share based compensation	(5,689)	(3,080)

3. The selected financial data set out above should be read in conjunction with our 2005 Annual Report on Form 20-F (including risk factors described therein) which is filed with the SEC.

4. Loss per share
Basic loss per share is calculated by dividing the net loss by the weighted average number of shares in issue in the period. The Company reported a net loss in the three months ended 31 March 2005 and 2006. As a result the loss per share is not reduced by dilution from outstanding options and warrants.

5. Share-based compensation
The operating loss includes $0.3 million in the quarter ended March 31, 2006 in respect of non-cash compensation expense due to the adoption of Financial Reporting Standard 20, effective January 1, 2006. The corresponding figure for the quarter ended March 31, 2005 is $0.3 million. The adoption of FRS 20 has no impact on the net assets of the Company.

6. Intangible fixed assets
At March 31, 2006 Miraxion had an intangible asset carrying value of $9.5 million, a decrease of $0.6 million from $10.1 million at March 31, 2005. The decrease in carrying value arises from amortisation in the year.